SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Interim results announcement dated September 14, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 26, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

     INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2006

The directors (“Directors”) of PCCW Limited (“PCCW” or the “Company”) announce the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2006. These interim financial statements have not been audited, but have been reviewed by the Company’s Audit Committee and, in accordance with the Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants, by the Company’s independent auditors, PricewaterhouseCoopers.

•	Continued recovery of core telecommunications business
•	Significant growth of now TV
•	Consolidated revenue increased 21% to HK$14,124 million
•	Consolidated EBITDA increased 13% to HK$3,652 million
•	Basic earnings per share 11.83 HK cents
•	Declared interim dividend of 6.5 HK cents per share

MANAGEMENT REVIEW

In the first half of 2006, PCCW’s core telecommunications business continued to recover in a steadily improving business environment. Consolidated revenue for the six months ended June 30, 2006 increased 21% to HK$14,124 million and consolidated EBITDA increased 13% to HK$3,652 million. This was largely due to the higher Bel-Air sales recognized upon completion of construction, and the consolidation of SUNDAY Communications Limited (“SUNDAY”) results in the first half of 2006. Excluding the Group’s property business, Pacific Century Premium Developments Limited (“PCPD”), and its mobile business, SUNDAY, the financial performance of PCCW’s telecommunications business was relatively stable.

Profit attributable to equity holders decreased 17% to HK$796 million primarily due to a lower investment gain recognized in the current six-month period. Excluding such impact, profit attributable to equity holders would have increased. Basic earnings per share was 11.83 HK cents. The Board of Directors of PCCW (the “Board”) has resolved to declare an interim dividend of 6.5 HK cents per share.

Business Segments

The Group’s business comprises the following main segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications products and services including local telephony, broadband access services (residential, business and wholesale), local and international data, international direct dial (“IDD”), sales of customer premise equipment (“CPE”), technical maintenance and subcontracting services and teleservices businesses.

TV & Content includes the Group’s fast-growing interactive pay-TV service, now TV; and its Internet portal multimedia entertainment platform, now.com.hk.

Mobile includes the Group’s 2G and 3G businesses conducted jointly with SUNDAY, a mobile operator acquired by the Group on June 22, 2005, under the brand names of SUNDAY and PCCW mobile.

PCCW Solutions offers Information and Communications Technologies (“ICT”) services and solutions in Hong Kong and mainland China. This segment also includes the business undertaken by Unihub China Information Technology Company Limited, the Company’s subsidiary jointly owned with China Telecommunications Corporation.

Other Businesses include the Group’s directories operations in Hong Kong and mainland China, telecommunications business in Taiwan, wireless broadband business in the United Kingdom and all corporate support functions.

PCPD is the 61.66% flagship property subsidiary of PCCW. Its property portfolio includes the Cyberport project development in Hong Kong, Pacific Century Place in Beijing, and other residential sites and telephone exchange building redevelopment projects in Hong Kong and mainland China.

OUTLOOK

PCCW has successfully stabilized its core telecommunications business. The Group is working on building new revenue streams, including TV & Content and Mobile.

After years of intense competition in the local fixed line market, signs of industry consolidation and improvements in retail prices in the market were seen. The market share of the Group’s core telecommunications business has stabilized, generating stable operating cash flow to fund the development of new businesses.

now TV has rapidly become one of the largest pay-TV services in Hong Kong. With the increasingly rich content and the interactive features, the Group is optimistic about the continuing growth of now TV.

PCCW mobile’s 3G trial proved successful in quickly adding a large number of test users to the network. The Group has commenced migrating 3G trial users to paying customers. Innovations such as mobile TV also help to differentiate PCCW’s 3G offering from its competitors. The Group is confident that 3G will play an important role in increasing its market share in the mobile telecommunications sector.

The Company looks forward with optimism to the second half of 2006 and beyond, as the strengthened financial position and stabilization of the core telecommunications business has laid a firm foundation on which to expand.

FINANCIAL REVIEW BY SEGMENTS

For the six months ended HK$ million	Jun 30, 2006	Jun 30, 2005	Dec 31, 2005	Better/ (Worse)
		(Note 1)	(Note 1)	y-o-y

Revenue
TSS	7,405	7,389	7,659	0%
TV & Content	303	182	249	66%
Mobile	585	—	598	N/A
PCCW Solutions	737	806	773	(9)%
Other Businesses	364	395	216	(8)%
Eliminations	(546)	(409)	(486)	(33)%

Total Revenue (excluding PCPD)	8,848	8,363	9,009	6%
PCPD	5,276	3,338	1,789	58%

Consolidated Revenue	14,124	11,701	10,798	21%

Cost of sales	(7,555)	(5,893)	(4,574)	(28)%
Operating costs before depreciation
and amortization	(2,917)	(2,571)	(2,811)	(13)%
EBITDA[2]
TSS	3,414	3,425	3,568	0%
TV & Content	(186)	(114)	(164)	(63)%
Mobile	(70)	—	25	N/A
PCCW Solutions	83	2	45	500%+
Other Businesses	(297)	(386)	(428)	23%

Total EBITDA (excluding PCPD)	2,944	2,927	3,046	1%
PCPD	708	310	367	128%

Consolidated EBITDA[2]	3,652	3,237	3,413	13%

Consolidated EBITDA Margin[2,3]	26%	28%	32%	(2)%

Note 1	Certain comparative figures have been restated to conform with the business segment presentation in the current period:

—	TV & Content and Mobile, previously included in TSS, have been presented as separate business segments.

—	The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions. Certain ICT business in mainland China has been restructured during the period.

—	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

Note 2	EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the Hong Kong Financial Reporting Standards and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note 3	Y-o-y percentage change was based on absolute percentage change.

Note 4	Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents and certain restricted cash.

OPERATING DRIVERS	Jun 30,	Jun 30,	Dec 31,	Better/(Worse)
	2006	2005	2005	y-o-y	h-o-h

Exchange lines in service (’000)	2,579	2,514	2,564	3%	1%
Business lines (’000)	1,176	1,127	1,164	4%	1%
Residential lines (’000)	1,403	1,387	1,400	1%	0%

Fixed line market share[3]	68%	67%	68%	1%	0%
Business lines	70%	68%	69%	2%	1%
Residential lines	66%	65%	66%	1%	0%

Total broadband access lines (’000)	998	857	953	16%	5%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (’000)	840	715	798	17%	5%
Retail business broadband subscribers (’000)	94	80	88	18%	7%

Consumer narrowband subscribers (’000)	132	139	132	(5)%	0%

Traditional data (Exit Gbps)	351	262	294	34%	19%

Retail IDD minutes (’M mins)	819	741	786	11%	4%

International Private Leased Circuit
(“IPLC”) bandwidth (Exit Mbps)	15,489	6,503	10,175	138%	52%

now TV installed (’000)	608	441	549	38%	11%

TSS

The table below sets out the financial performance of TSS for the six months ended June 30, 2006 and 2005:

	Jun 30,	Jun 30,	Dec 31,	Better/
For the six months ended	2006	2005	2005	(Worse)
HK$ million		(Note 1)	(Note 1)	y-o-y

Local Telephony Services	2,352	2,462	2,400	(4)%
Local Data Services	2,092	2,101	2,079	0%
International Telecommunications Services	1,060	1,167	1,166	(9)%
Other Services	1,901	1,659	2,014	15%

TSS Revenue	7,405	7,389	7,659	0%

Cost of sales	(2,065)	(2,025)	(2,307)	(2)%
Operating costs before depreciation and
amortization	(1,926)	(1,939)	(1,784)	1%

TSS EBITDA[2]	3,414	3,425	3,568	0%

TSS EBITDA Margin[2,3]	46%	46%	47%	0%

TSS continued to deliver stable financial results in a steadily improving business environment. Revenue and EBITDA for the six months ended June 30, 2006 was HK$7,405 million and HK$3,414 million, respectively.

Local Telephony Services. Local telephony services revenue for the six months ended June 30, 2006 decreased by 4% to HK$2,352 million primarily due to the general downward pricing pressure in a highly saturated local fixed line market. Nevertheless, competition from other fixed line network operators appeared to become more benign; and with the Group’s effective customer retention and win-back campaigns, PCCW continued to record net fixed line gain on a consecutive monthly basis.

In the first half of 2006, the number of direct exchange lines operated by the Group increased by nearly 1% to 2,579,000, compared to a 2% decline for the same six months period in 2005. This was in line with the modest growth in the Hong Kong fixed line market, according to the industry statistics provided by the Office of the Telecommunications Authority, as a result of the continuing recovery of the local economy. The Group’s estimated market share remained solid at approximately 68%.

Local Data Services. Local data services revenue for the six months ended June 30, 2006 remained stable at HK$2,092 million. Total broadband access lines in service reached 998,000 by the end of June 2006, including all wholesale customers. The continuing growth was supported by the Group’s high-quality value-added services, although average revenue per user (“ARPU”) for basic broadband access products and services softened in a highly penetrated local broadband market. The Group’s TV & Content business increased customer loyalty and kept the broadband churn rate much lower than the industry average.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2006 decreased by 9% to HK$1,060 million. This segment of the market continued to be highly competitive, driving down retail prices while boosting traffic volume. In line with the global market trend, unit prices of IDD, IPLC and other international data products were lower than those in 2005.

Other Services. Other services revenue for the six months ended June 30, 2006 increased 15% to HK$1,901 million. Other services revenue primarily includes revenue from the sale of network equipment and CPE, provision of technical and maintenance services including contracts secured by Cascade Limited (“CASCADE”), certain international connectivity products and services and the Group’s teleservices businesses.

In the first half of 2006, CASCADE continued to build its external business and was awarded significant network operation outsourcing and consultancy projects from various Southeast Asia telecommunications operators. Revenue from the Group’s teleservices businesses also increased during the period as the teleservices outsourcing model for corporations became increasingly popular.

TV & Content

Revenue from TV & Content surged by 66% to HK$303 million for the six months ended June 30, 2006, driven by the strong growth of the now TV business. By the end of June 2006, now TV subscription reached 608,000 with a large number paying an ARPU of HK$118 per month. New content recently introduced by now TV includes the self-produced now Business News Channel (“now BNC”), the exclusive HBO suite of channels, AXN, the TVB PAY VISION pack and the exclusive UEFA Champions League. More interactive features were introduced including the now Game channel and now shop.

now.com.hk, the Group’s Internet portal, continued to bring high-quality value-added services exclusively to PCCW’s broadband customers. 227,000 NETVIGATOR customers subscribed to the service at the end of June 2006, up 8% from December 2005. MOOV, an online digital music service, was also launched during the period.

Mobile

Revenue from the Group’s mobile operation was HK$585 million for the six months ended June 30, 2006, and primarily represented the post-acquisition revenue contribution from SUNDAY. The mobile telecommunications market in Hong Kong remained intensively competitive. In January 2006, PCCW launched a 3G trial program, which has proven to be a success with some 105,000 customers selected and activated. Beginning in August 2006, marketing campaigns have been launched to migrate the 3G trial users to various pricing packages.

In May 2006, the Group introduced the world’s first real-time mobile TV service using Cell Multimedia Broadcast technology. Initial TV programs offered include now BNC, 24-hour ATV News Channel, CNN International, CNBC and Mobile ESPN.

PCCW Solutions

PCCW Solutions revenue for the six months ended June 30, 2006 decreased 9% to HK$737 million. PCCW Solutions continued to expand its external business and was awarded significant contracts despite the challenging business environment. The Group’s ICT business in mainland China underwent certain restructuring during the period to improve efficiency. Major contracts recently won include high-profile public sector contracts such as the 10-year Electronic Passport System (e-Pass) contract and the Government Financial Management Information System (GFMIS) contract with the Hong Kong Government. In the private sector, a contract with Bossini International Holdings Limited was also signed to provide comprehensive implementation services and manage its new Oracle Financial system rollout in the region.

PCPD

PCPD revenue for the six months ended June 30, 2006 increased 58% to HK$5,276 million, reflecting the higher Bel-Air sales recognized upon completion of construction.

Other Businesses

Other Businesses primarily include the Group’s directories businesses in Hong Kong and mainland China, its telecommunications business in Taiwan, its wireless broadband business in the United Kingdom, and all corporate support functions. Other Businesses revenue decreased 8% to HK$364 million largely due to the Group’s disposal of its entire interest in JALECO Ltd. in the second half of 2005.

Eliminations

Eliminations predominantly relate to internal charges for telecommunications services consumed, IT support and computer system network charges, customer support services and rental among the Group’s business units.

COSTS

Total cost of sales for the six months ended June 30, 2006 increased 28% to HK$7,555 million primarily due to a 54% higher cost of sales of the Cyberport project recognized in relation to the increased Bel-Air revenue. Post-acquisition cost of sales for SUNDAY was also recognized in the first half of 2006. Excluding the Group’s property business and SUNDAY’s results, total cost of sales remained fairly stable on a year-on-year basis. The higher cost of sales for TV & Content corresponding to the strong business growth was partially offset by the lower cost of sales for PCCW Solutions.

For the six months ended	Jun 30,	Jun 30,	Dec 31,	Better/
HK$ million	2006	2005	2005	(Worse)
				y-o-y

Staff costs	1,444	1,438	1,239	0%
Rent, rates and utilities	437	360	442	(22)%
Other operating costs	1,036	773	1,130	(34)%

Total operating costs before depreciation and
amortization	2,917	2,571	2,811	(13)%
Depreciation and amortization	1,467	1,296	1,398	(13)%
Loss/(Gain) on disposal of property, plant
and equipment, investment properties and
interests in leasehold land	2	(33)	9	N/A

General and administrative expenses	4,386	3,834	4,218	(14)%

General and administrative expenses for the period increased 14% after consolidating SUNDAY’s operating costs in the first half of 2006. Excluding SUNDAY’s results, general and administrative expenses remained fairly stable on a year-on-year basis. Staff costs were flat despite an increase in the Group’s business activities such as now TV and 3G.

EBITDA2

Consolidated EBITDA for the six months ended June 30, 2006 increased 13% to HK$3,652 million. EBITDA recognized from PCPD more than doubled on a year-on-year basis although the Group’s now TV and 3G businesses recorded higher EBITDA losses at their respective early stages of business life cycle. TSS EBITDA remained steady at HK$3,414 million while PCCW Solutions EBITDA increased substantially upon completion of certain contracts.

The Group continued to exercise cautious cost control and substantially reduced its corporate overhead during the period. As a result, Other Businesses EBITDA loss in the first half of 2006 narrowed by 23%.

Consolidated EBITDA margin decreased by nearly 2 percentage points to 26% while TSS EBITDA margin was maintained at 46%.

Other Gains, Net

Net other gains decreased to HK$98 million for the six months ended June 30, 2006 from HK$545 million in the first half of 2005 largely due to the lower net realized and unrealized gains arising from cross currency swap contracts and other investments of the Group.

Interest Income and Finance Costs

Interest income for the six months ended June 30, 2006 increased 82% year-on-year to HK$312 million. Finance costs decreased 16% to HK$928 million after the US$1,100 million 3.5% guaranteed convertible bonds due 2005 were redeemed in December 2005. Average cost of debt for the six months ended June 30, 2006 was approximately 6.4%.

Share of Results of Associates

Share of results of associates decreased to HK$18 million for the six months ended June 30, 2006 from HK$100 million in the first half of 2005 after the Group’s disposal of its entire interest in MobileOne Ltd in October 2005.

Taxation

Taxation expenses for the six months ended June 30, 2006 increased 3% to HK$609 million and the Group’s effective tax rate for the six months ended June 30, 2006 was 36% (June 30, 2005: 35%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5%.

Minority Interests

Minority interests of HK$278 million primarily represented the net profit attributable to the minority shareholders of PCPD.

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the six months ended June 30, 2006 decreased to HK$796 million from HK$954 million in the first half of 2005 mainly due to a lower investment gain recognized in the current period partially offset by a higher operating profit and the substantial savings in net finance costs.

LIQUIDITY AND CAPITAL RESOURCES

Net cash outflow from operating activities for the six months ended June 30, 2006 was HK$2,817 million compared to an inflow of HK$1,587 million for the same period in 2005. At the end of June 2006, a total of HK$4,314 million was set aside in a restricted cash account mainly for discharging the US$450 million 1% guaranteed convertible bonds due in January 2007. Excluding such difference, net cash inflow from operating activities for the period was relatively stable on a year-on-year basis.

The Group’s gross debt4 totaled HK$30,467 million as at June 30, 2006 (December 31, 2005: HK$29,165 million) while cash and cash equivalents decreased to HK$5,574 million (December 31, 2005: HK$9,679 million). The Group’s net debt4 was HK$20,579 million as at June 30, 2006 compared to HK$19,486 million as at December 31, 2005.

PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, had a total of HK$10,800 million committed medium-term revolving credit facilities, of which HK$3,000 million remained undrawn as at June 30, 2006. In July 2006, PCCW further strengthened its liquidity position by entering into a HK$6,450 million four-year revolving loan facility for general corporate purposes.

The Cyberport project continued to generate surplus proceeds from the sale of Bel-Air units. Net surplus proceeds distributed to the Group over the course of the Cyberport project totaled HK$2,285 million, including HK$638 million received in the first half of 2006.

The Group’s gross debt4 to total assets was 58.8% as at June 30, 2006.

Credit Ratings of HKTC

As at the date of this announcement, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/Stable), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE

Group capital expenditure for the six months ended June 30, 2006 increased to HK$1,070 million (June 30, 2005: HK$691 million), after consolidating SUNDAY’s capital expenditure of HK$324 million in the first half of 2006 (June 30, 2005: Nil). The majority of capital expenditure was spent on meeting demand of new products and services, such as now TV, and on new initiatives including building the Group’s IP Network, next generation fixed-line services and broadband network expansion. SUNDAY’s capital expenditure was spent on 3G network rollout and enhancement of the 2G network coverage and service quality.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides ongoing core network expansion, capital expenditure will include development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Company, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CHARGE ON ASSETS

As at June 30, 2006, certain assets of the Group with an aggregate carrying value of HK$68 million (December 31, 2005: HK$62 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain financial assets at fair value through profit or loss, with an aggregate value of HK$173 million (December 31, 2005: HK$178 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

CONTINGENT LIABILITIES

	As at Jun 30,	As at Dec 31,
HK$ million	2006	2005
	(Unaudited)	(Audited)

Performance guarantee	451	403
Others	26	34

	477	437

Apart from the above, as disclosed in the Group’s annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. (“NCIC”) for HKT’s alleged failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the period, the Group decided to raise its stake in TTNS in view of the increasing strategic importance of its Taiwan operations in the context of its Greater China business operations. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group’s effective interest in TTNS was increased to 62.56% from 56.56%.

In July 2006, HKT and NCIC filed a consent summons with the High Court of the Hong Kong Special Administrative Region permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$354 million up to June 30, 2006. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The Directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the Directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES

As at June 30, 2006, the Group had approximately 14,453 employees (June 30, 2005: 13,525), including employees of SUNDAY. About three quarters of these employees work in Hong Kong and the others are based outside of Hong Kong, mainly in mainland China. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of net profit after tax target for the Group as a whole and revenue and EBITDA2 targets for the Company’s individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholders’ value.

PCCW places great emphasis on training and developing its people to keep the Company at the leading edge of ICT as well as at the forefront of the best business and customer service practices. A wide spectrum of training programs on product, system, business and management practices were provided to help build a competitive workforce and cultivate effective managerial practices throughout the Group. Career and leadership development programs and various trainee schemes were in place to take care of career development of both internal talent and top-notch graduate intakes while serving to build general business and management strength for the Group.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of 6.5 HK cents per share (June 30, 2005: 6.5 HK cents per share) for the six months ended June 30, 2006 to shareholders whose names appear on the Register of Members of the Company on October 4, 2006, payable on or around October 11, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from September 29, 2006 to October 4, 2006 both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the interim dividend of 6.5 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration not later than 4:00 p.m. on September 28, 2006. Dividend warrants will be despatched on or around October 11, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended June 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the accounting policies adopted by the Group and the unaudited interim financial statements of the Group for the six months ended June 30, 2006. Such interim financial statements have not been audited but have been reviewed by the Company’s auditors.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance for a transparent, responsible and value-driven management that is focused on enhancing shareholders’ value.

The Company has applied the principles and complied with all the code provisions of the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the six months ended June 30, 2006, save for the exceptions as described below.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The Non-Executive Directors are not appointed for a specific term of office. However, all the Directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association as mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company’s previous Articles of Association, all Directors are subject to retirement by rotation and one-third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting.

At the Annual General Meeting of the Company held on May 24, 2006, a special resolution was passed to amend the relevant articles of the Articles of Association of the Company which provide that every Director shall be subject to retirement at least once every three years and therefore no Director will remain in office for a term of more than three years.

Accordingly, code provisions A.4.1 and A.4.2 of the Code have been fully complied with since May 24, 2006.

INTERIM REPORT

The Company’s 2006 interim report containing information required by Appendix 16 of the Listing Rules will be published on the websites of The Stock Exchange of Hong Kong Limited and the Company (www.pccw.com) in due course.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, September 14, 2006

CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2006
In HK$ million (except earnings per share)	Note	2006	2005
		(Unaudited)	(Unaudited)

Turnover	3	14,124	11,701
Cost of sales		(7,555)	(5,893)
General and administrative expenses		(4,386)	(3,834)
Other gains, net	4	98	545
Interest income		312	171
Finance costs		(928)	(1,100)
Share of results of associates		18	100

Profit before taxation	5	1,683	1,690
Income tax	6	(609)	(590)

Profit for the period	3	1,074	1,100

Attributable to:
Equity holders of the Company		796	954
Minority interests		278	146

Profit for the period		1,074	1,100

Interim dividend declared after the interim period	7(a)	438	437

Earnings per share	8
Basic		11.83 cents	15.77 cents

Diluted		11.79 cents	15.75 cents

CONSOLIDATED BALANCE SHEET
As at June 30, 2006

In HK$ million		As at	As at
		June 30,	December 31,
	Note	2006	2005
		(Unaudited)	(Audited)

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		15,759	16,012
Investment properties		3,423	3,390
Interests in leasehold land		1,143	661
Properties under development		1,784	1,935
Goodwill		2,661	2,661
Intangible assets		1,343	1,326
Interest in jointly controlled companies		9	10
Interest in associates		713	695
Held-to-maturity investments		15	18
Available-for-sale financial assets		551	526
Amounts due from related companies		13	15
Net lease payments receivable		203	203
Deferred tax assets		2	4
Other non-current assets		102	118

		27,721	27,574

Current assets
Properties under development		2,147	5,538
Properties for sale		452	131
Sales proceeds held in stakeholders’ accounts		3,681	4,293
Restricted cash		7,415	1,592
Prepayments, deposits and other current assets		1,573	1,382
Inventories		524	534
Amounts due from related companies		49	45
Derivative financial instruments		99	102
Financial assets at fair value through profit or loss		229	312
Investment in unconsolidated subsidiaries held for
sale		45	45
Accounts receivable, net	9	2,301	2,056
Cash and cash equivalents		5,574	9,679

		24,089	25,709

In HK$ million		As at	As at
		June 30,	December 31,
	Note	2006	2005
		(Unaudited)	(Audited)

Current liabilities
Short-term borrowings		(11,870)	(6,500)
Derivative financial instruments		(73)	(62)
Accounts payable	10	(890)	(997)
Accruals, other payables and deferred income		(4,518)	(5,214)
Provisions		(4,937)	(5,299)
Amounts due to related companies		(980)	(1,153)
Gross amount due to customers for contract work		(11)	(11)
Advances from customers		(1,590)	(2,269)
Taxation		(400)	(855)

		(25,269)	(22,360)

Net current (liabilities)/assets		(1,180)	3,349

Total assets less current liabilities		26,541	30,923

Non-current liabilities
Long-term liabilities		(18,928)	(22,857)
Amounts due to minority shareholders of
subsidiaries		(11)	(11)
Deferred tax liabilities		(2,119)	(2,181)
Deferred income		(797)	(860)
Defined benefit liability		(12)	(13)
Provisions		(723)	(1,435)
3G licence fee liability		(558)	(531)
Other long-term liabilities		(284)	(303)

		(23,432)	(28,191)

Net assets		3,109	2,732

CAPITAL AND RESERVES
Share capital		1,684	1,681
Deficit		(936)	(1,071)

Equity attributable to equity holders of the
Company		748	610
Minority interests		2,361	2,122

Total equity		3,109	2,732

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006

1	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2005, except for the adoption of the following new and revised Hong Kong Financial Reporting Standards (“HKFRSs”), HKASs and Interpretations (“Int”) (hereinafter collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2006:

	–	Amendment to HKAS 19 Employee Benefits

		—	Actuarial Gains and Losses, Group Plans and Disclosures

	–	Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates

		—	Net Investment in a Foreign Operation

	–	Amendment to HKAS 39 Financial Instruments: Recognition and Measurement

		—	Cash Flow Hedge Accounting of Forecast Intragroup Transactions

		—	The Fair Value Option

	–	Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts

		—	Financial Guarantee Contracts

	–	HKFRS-Int 4 Determining whether an Arrangement contains a Lease

The adoption of these new HKFRSs has no material effect on the Group’s results and financial position for the current or prior periods.

2	MATERIAL TRANSACTIONS

a.	On January 10, 2006, the High Court of the Hong Kong Special Administrative Region (the “High Court”) made an order permitting the release of the Company from its undertakings given to the High Court in connection with the capital reduction of the Company. In summary, the undertakings required certain amounts to be credited to the special capital reserve created in connection with the capital reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Hong Kong Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements.

The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the capital reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. As at June 30, 2006, the total cash set aside was approximately HK$4,314 million and has been recorded under “Restricted cash” in the unaudited consolidated balance sheet.

Following the release of the undertakings, the Company and the special capital reserve ceased to be subject to those restrictions and the Company is no longer required to record a summary of the undertakings in its audited or interim financial statements.

b.	On March 2, 2006, PCCW IMS China Development Company Limited (“PCCW IMS China”), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with China Network Communications Group Corporation (“China Netcom”), a stated-owned enterprise established under the laws of the People’s Republic of China (the “PRC”), and China Netcom (Holdings) Company Limited, a stated-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom, as vendors, and China Netcom Broadband Corporation Limited (“CNCBB”), a limited liability company established in the PRC and a subsidiary of China Netcom, as the target company, whereby PCCW IMS China agreed to acquire from the vendors an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB’s group reorganization at a consideration of RMB318 million (approximately HK$305.77 million), which will be funded by internal resources of the Company and is payable in a prescribed manner. As at June 30, 2006, a deposit of HK$7.8 million has been paid and recorded under “Prepayments, deposits and other current assets” in the unaudited consolidated balance sheet. The transaction has not been completed as at the date of this announcement.

c.	Pursuant to an Amended and Restated Limited Partnership Agreement dated April 20, 2006 entered into among, inter alia, Internet Applications Limited, an indirect wholly-owned subsidiary of the Company, and CBC Partners, L.P., the general partner of China Broadband Capital Partners, L.P. (the “Fund”), Internet Applications Limited agreed to invest up to a maximum amount of US$50 million in the Fund as a limited partner of the Fund. The Fund has been established with the principal objective of making investments in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC. As at June 30, 2006, the investment in the Fund was approximately HK$15.6 million and recorded under “Available-for-sale financial assets” in the unaudited consolidated balance sheet.

3	SEGMENT INFORMATION

During the period, the Group has changed the identification of its reporting business segments. The new basis of segment identification provides a more appropriate presentation of segment information so as to better reflect the Group’s current business development. The Group comprises the following main business segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications products and services including local telephony, broadband access services, local and international data, international direct dial, sales of equipment, technical maintenance and subcontracting services and teleservices businesses.

TV & Content includes interactive pay-TV service and the Internet portal multimedia entertainment platform.

Mobile includes the Group’s 2G and 3G mobile businesses.

PCCW Solutions offers Information and Communications Technologies services and solutions in Hong Kong and mainland China.

Pacific Century Premium Developments Limited (“PCPD”) covers the Group’s property portfolio in Hong Kong and mainland China including the Cyberport project development in Hong Kong.

Other Businesses include the Group’s directories operations in Hong Kong and mainland China, telecommunications business in Taiwan, wireless broadband business in the United Kingdom and all corporate support functions.

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

For the six months ended June 30, 2006

In HK$ million	TSS (Unaudited)	TV & Content (Unaudited)	Mobile (Unaudited)	PCCW Solutions (Unaudited)	PCPD (Unaudited)	Other Businesses (Unaudited)	Eliminations (Unaudited)	Consolidated (Unaudited)

TURNOVER	7,405	303	585	737	5,276	364	(546)	14,124

RESULT
Segment results	2,401	(235)	(292)	62	701	(356)	—	2,281
Interest income								312
Finance costs								(928)
Share of results of associates	18	—	—	—	—	—	—	18

Profit before taxation								1,683
Income tax								(609)

Profit for the period								1,074

For the six months ended June 30, 2005*

In HK$ million	TSS (Unaudited)	TV & Content (Unaudited)	Mobile (Unaudited)	PCCW Solutions (Unaudited)	PCPD (Unaudited)	Other Businesses (Unaudited)	Eliminations (Unaudited)	Consolidated (Unaudited)

TURNOVER	7,389	182	—	806	3,338	395	(409)	11,701

RESULT
Segment results	2,362	(143)	—	(36)	310	26	—	2,519
Interest income								171
Finance costs								(1,100)
Share of results of associates	100	—	—	—	—	—	—	100

Profit before taxation								1,690
Income tax								(590)

Profit for the period								1,100

*	Certain comparative figures have been restated to conform with the business segment presentation in the current period as follows:

	1.	TV & Content and Mobile, previously included in TSS, have been presented as separate business segments.

	2.	The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions.

	3.	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

4	OTHER GAINS, NET

In HK$ million	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Net realized gains on disposals of investments in a subsidiary and an associate, available-for-sale financial assets and financial assets at
fair value through profit or loss	15	98
Net unrealized (losses)/gains on financial assets at fair value through
profit or loss	(5)	26
Impairment loss on investment in unconsolidated subsidiaries held
for sale	—	(6)
Net realized and unrealized fair value (losses)/gains on derivative
financial instruments	(19)	426
Dividend income	2	1
Write back of provision for loss on legal claims	105	—

	98	545

5	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

In HK$ million	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Crediting:
Revenue from properties sold	5,123	3,179
Gain on disposal of property, plant and equipment, investment
properties and interests in leasehold land	—	33

Charging:
Cost of sales, excluding properties sold	3,172	3,045
Cost of properties sold	4,383	2,848
Depreciation of property, plant and equipment	1,350	1,240
Amortization of intangible assets	104	48
Amortization of land lease premium	13	8
Loss on disposal of property, plant and equipment, investment
properties and interests in leasehold land	2	—
Finance costs on borrowings	900	1,021
Staff costs	1,444	1,438

6	INCOME TAX

In HK$ million	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Current income tax:
Hong Kong profits tax	699	648
Overseas tax	(26)	2
Recovery of deferred taxation	(64)	(60)

	609	590

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas taxation has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

7	DIVIDENDS

a.	Dividend attributable to the interim period

In HK$ million	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Interim dividend declared after the interim period of
6.5 HK cents (2005: 6.5 HK cents) per ordinary share	438	437

At a meeting held on September 14, 2006, the Directors declared an interim dividend of 6.5 HK cents per share for the year ending December 31, 2006. This interim dividend is not reflected as a dividend payable in these unaudited condensed consolidated financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2006.

b.	Dividend attributable to the previous financial year, approved and paid during the interim period

In HK$ million	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Final dividend in respect of the previous financial year
approved and paid during the following interim period, of 12
HK cents (2005: 9.6 HK cents) per ordinary share	808	645

8	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Earnings (in HK$ million)
Earnings for the purposes of basic and diluted earnings per share	796	954

Number of shares
Weighted average number of ordinary shares for the purpose of basic
earnings per share	6,730,527,364	6,049,937,035
Effect of deemed issue of shares under the Company’s share option
scheme for nil consideration	20,738,311	6,123,399

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	6,751,265,675	6,056,060,434

The US$450 million 1% guaranteed convertible bonds due 2007 outstanding as at June 30, 2006 has an anti-dilutive effect on the basic earnings per share for the six months ended June 30, 2006. Both the US$450 million 1% guaranteed convertible bonds due 2007 and the US$1,100 million 3.5% guaranteed convertible bonds due 2005 outstanding as at June 30, 2005 have anti-dilutive effect on the basic earnings per share for the six months ended June 30, 2005.

9	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable is set out below:

In HK$ million	As at June 30,	As at December
	2006	31, 2005
	(Unaudited)	(Audited)

0 — 30 days	1,227	1,247
31 — 60 days	261	354
61 — 90 days	263	110
91 — 120 days	189	107
Over 120 days	517	466

	2,457	2,284
Less: Impairment loss for doubtful debts	(156)	(228)

	2,301	2,056

	The normal credit period granted by the Group ranges up to 30 days from the date of the invoice unless there is a separate mutual agreement on extension of the credit period. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

10	ACCOUNTS PAYABLE

	An aging analysis of accounts payable is set out below:

	In HK$ million	As at June 30,	As at December
		2006	31, 2005
		(Unaudited)	(Audited)

	0 — 30 days	461	648
	31 — 60 days	123	82
	61 — 90 days	28	43
	91 — 120 days	80	49
	Over 120 days	198	175

		890	997

11	POST BALANCE SHEET EVENTS

	On July 18, 2006, the Company entered into a four-year HK$6,450 million revolving loan facility for general corporate purposes. As at the date of this announcement, the Company has drawn down a total of HK$4,800 million under this facility.

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “has confidence”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current beliefs, assumptions, expectations, estimates and projections and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission (“SEC”), including, but not limited to the “Forward-Looking Statements” section and certain other sections of PCCW’s 2005 Annual Report on Form 20-F filed with the SEC on May 11, 2006.